Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Meet New Charter and Charter Resource Center websites.

Regulators Approve Charter's Buy Of Time Warner Cable In NY
Originally Appeared in Lexington Herald Leader
By Michael Virtanen
January 8, 2016
http://www.kentucky.com/news/business/article53746915.html

Regulators Approve Charter's Buy Of Time Warner Cable In NY

ALBANY, N.Y. - Regulators on Friday approved Charter Communications' purchase of Time Warner Cable's New York subsidiaries while requiring new service commitments from it.

Charter Communications said the commitments include providing a minimum Internet data transfer speed of 60 megabits per second and offering speeds of 300 Mbps statewide in 2019.

New York's Public Service Commission said the upgrade should benefit 2 million customers upstate since Time Warner's highest speed north of New York City is 50 Mbps, while its standard service is 15 Mbps.

"With the conversion to an all-digital network, New Charter will introduce its 60 Mbps broadband service, enabling many Time Warner subscribers to obtain faster speeds at lower prices," the commission said in the order approved Friday.

Time Warner has about 3.3 million Internet, video and phone service customers in New York who would become Charter customers.

Stamford, Connecticut-based Charter said it will build out service networks to reach other homes and businesses in the territory. The expansion is expected to deliver high-speed service over four years to 145,000 customers not now served by New York-based Time Warner.

"We look forward to bringing many benefits including a superior high-speed, low-cost broadband service to families and seniors in New York," Chief Executive Tom Rutledge said.

Read the full article here. http://www.kentucky.com/news/business/article53746915.html#storylink=cpy

New York State Approves Charter, Time Warner Cable Merger
Originally Appeared in DSL Reports
By Karl Bode
January 8, 2016
http://www.dslreports.com/shownews/New-York-State-Approves-Charter-Time-Warner-Cable-Merger-136033

In what will likely be the first of many, New York State regulators say they've approved Charter's $79 billion acquisition of Time Warner Cable (including Bright House) -- with a few conditions. The New

York State Public Service Commission (PSC) ruled that in order to get approval, Charter needs to provide Internet, TV and phone services to all homes within the current Time Warner Cable service territory - including rural areas - and provide 300 Mbps Internet speeds to all New Yorkers by 2019.

Time Warner Cable already offers 300 Mbps in New York State, and while likely would have upgraded the rest of the state eventually, this deal might expedite those efforts.

Read the full article here. http://www.dslreports.com/shownews/New-York-State-Approves-Charter-Time-Warner-Cable-Merger-136033

Time Warner Cable To Hold Job Fair
Originally Appeared in The Columbus Dispatch
By Tim Feran
January 11, 2016
http://www.dispatch.com/content/blogs/the-bottom-line/2016/01/time-warner-cable-to-hold-job-fair.html

Time Warner Cable will hold a hiring event from 4 to 7 p.m. Tuesday, Jan. 12 at Hyatt Place, Grandview Yard, 795 Yard St., in Columbus, to fill 50 positions in its Columbus operations.

The jobs are in the company's technical operations, inside sales, direct sales, business class, advanced product support, payment services and retail workforce.

Read the full article here. http://www.dispatch.com/content/blogs/the-bottom-line/2016/01/time-warner-cable-to-hold-job-fair.html

Charter Low-Cost Broadband for Low-Income Seniors
Originally Appeared in Project Goal
January 12, 2016
http://theprojectgoal.org/charter-low-cost-broadband-for-low-income-seniors/

During the last few days of 2015, I was pleased to hear the announcement from Charter Communications that it intends to offer high-speed, low-cost broadband connectivity to seniors and low-income consumers. It will be available within six months of the close of its pending merger with Time Warner Cable (and the acquisition of Bright House Communications). This new program will join similar offerings from other broadband service providers such as Comcast and CenturyLink, and one soon to be offered by AT&T.

These programs are particularly important for low-income older adults. According to a Pew survey released in December 2015, currently only 45% of adults age 65 and older have a broadband connection at home. Among older adults who are low-income, the broadband adoption rates drop significantly.

These low adoption stats are particularly troubling because few populations stand to benefit from the Internet more than older adults. Online shopping may be a convenience for many of us, but it’s a lifeline for older adults with mobility challenges. For the aging population more prone to social isolation, connections forged through social media can drastically improve quality of life. And Internet-enabled advances in telemedicine can enhance health and wellness and allow older individuals to “age in place” at home, rather than in assisted-living facilities.

Read the full article here. http://theprojectgoal.org/charter-low-cost-broadband-for-low-income-seniors/

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.